Exhibit 14.1

Essendant Inc.

Code of Business Conduct

Please read this Code of Business Conduct carefully and in its entirety. Once you have completed your review, please sign the acknowledgement sheet on the back page and return it to your Human Resources Department

Effective: December 13, 2016

To All Essendant Directors, Officers and Associates:

To build on our past successes, achieve our longer-term strategies, advance in our vision and create sustainable competitive advantage, all of us must strive to maintain the high standards of business ethics, integrity and personal accountability reflected in our vision, mission and values. Our revised Code of Business Conduct supplements, supports and breathes further life into our vision, mission and values. It, in turn, is supported by other, more detailed Company policies and procedures. All of these together serve as important resources in helping us live our values, play by the rules and remain part of a winning team.

We need to recognize that this Code does not provide a set of precise checklists to cover every situation or challenge we may face. That would not be practical. Rather, the principles in the Code serve as guidance for each of us in making sound, ethical decisions in the best interests of Essendant. When questions arise, as they will, we are expected to seek further guidance and help, as explained in the Code.

Each of us is responsible for understanding and following the business conduct standards described in our Code. We should guide our individual behavior by these standards and, in so doing, lead by our example.

Sincerely,

Bob Aiken

President and Chief Executive Officer

Company Policy — Code of Business Conduct

Table of Contents

Part I. Introduction
Purpose	1
Coverage	1
General Guidelines	1
Interpretive Tips	1
Specific Interpretive Help	1
Part II. Business Conduct Guidelines	2
Respect and Comply with Applicable Laws and Regulations	2
General	2
Individual Responsibilities	2
Securities Laws and Insider Trading	2
Fair Employment	2
Competition Laws	2
Payments to Government Personnel	3
Environmental, Health and Safety	3
Import and Export Laws	3
Document Retention and Destruction	3
Other Laws	3
Protect and Make Proper Use of Company Assets and information	3
General Guidelines	3
Intellectual Property	4
Preserving Confidentiality	4
Safeguard the Integrity and Accuracy of Company Books and Records	4
Contribute to Complete, Accurate and Timely Company Disclosures	4
Providing Complete, Accurate and Timely Information	4
Reporting Accounting or Financial Reporting Concerns	4
Responding to External Information Requests	5
Disclose and Resolve Potential Conflicts of Interest	5
General	5
Outside Employment or Other Business or Financial Relationships	5
Public Service	6
Personal Use of Company Assets	6
Loans	6
Family Members and Close Personal Friendships	6
Corporate Opportunities	6
Engage in Fair Dealing and Fair Business Practices	6

Act with Business Integrity, and Stay Clear of Improper Business Courtesies	7
Accepting Business Courtesies	7
Providing Business Courtesies	7
Corporate Compliance Committee	8
Be Responsible for Reporting Illegal or Unethical Behavior	8
Government Investigations	9
Part III. Administration of the Code	9
Enforcement of the Code	9
No Retaliation	9
Code interpretation and Waivers	9
Review and Interpretation	9
Waivers	10
Additional Resources—How to Obtain Further Information or Guidance	10

Part I. Introduction

Purposes. This Code of Business Conduct is designed as a resource to promote ethical and legal business conduct and deter wrongdoing. It outlines the Company's core expectations for acceptable business behavior. In so doing, it is intended to help preserve and protect the Company's valuable reputation for integrity and ethical business practices.

Coverage. This Code is applicable to all of the officers and associates of Essendant Inc., and all of its subsidiaries and other business entities, and all of their respective divisions, business units, functional areas and facilities (all of which are meant to be included in Code references to the "Company" or "Essendant"). It applies equally at all organizational levels and in all locations where the Company operates, modified as needed to conform to local law. In addition, the Company's non-associate or "outside" directors are expected to comply with the Code in connection with their service to the Company.

General Guidelines. This Code provides general guidelines for business conduct, not specific workplace rules. It is supplemented, in certain instances, by Company policies and procedures addressing areas such as insider trading, workplace conduct, uses of information technology, expenditure approvals, and regulatory compliance in areas relevant to the Company's day-to-day operations. You should refer to these more detailed policies and procedures, which can be found on the Company's intranet and in handbooks maintained at Company facilities, for more specific, periodically updated information.

Interpretive Tips. The principles in this Code must be interpreted in the context of particular "real life" facts and circumstances, applicable legal requirements and good judgment. It may help to think about the spirit as well as the letter of the Code. As a common sense rule of thumb, if you wouldn't want to tell your parents or children about your action, or read about it in a newspaper, don't do it. Exercise caution if you hear yourself or someone else comment, "Everybody does it," "No one will ever know," "Technically, it's not illegal" or "It won't matter in the end." Any such expressions may serve as red flags. In any event, such rationales will not excuse violations of the Code.

Specific Interpretive Help. Situations may arise that are not specifically addressed in this Code, involve complex topics or difficult value judgments or otherwise seem ambiguous. If in doubt, before you act, ask for guidance from one of the resources listed at the end of this Code under the heading, "Additional Resources— How to Obtain Further Information or Guidance," or by contacting the Company's Hotline at 1-877-767-6021 or www.essendanthotline.ethicspoint.com. It is each individual's responsibility to read and understand this Code and to comply with its guidelines. Ignorance of the Code will not excuse anyone from its requirements.

The guidelines in this Code do not create any contractual rights of any kind between Essendant and its associates. In addition, all associates should understand that these guidelines do not modify their employment relationship, whether at will or governed by contract. Essendant reserves the right to amend or alter this Code at any time, for any reason, with or without notice.

Part II.  Business Conduct Guidelines

Respect and Comply with Applicable Laws and Regulations

General. Wherever Essendant does business, all of its officers and associates are expected and required to comply with all applicable laws, rules and regulations. Compliance with the law is mandatory.

Individual Responsibilities. While no individual is expected to be an expert on the details of all laws that may apply to Essendant everywhere we conduct business, each Company officer and associate is expected to know or learn enough about the laws and regulations that apply to his or her duties at the Company to determine when to seek guidance or advice from appropriate Company personnel, including members of the Company's Law Department. Laws and regulations may seem complex, ambiguous or difficult to interpret or apply to everyday business circumstances. In such instances, it is each individual's responsibility to seek such guidance to promote the Company's compliance with the law.

Securities Laws and Insider Trading. In the course of our duties, directors, officers and associates may have access to information about the Company or other companies that is not available to the general public. Compliance with applicable securities laws includes adhering to federal and state securities laws prohibiting insider trading. It is both illegal and against Company policy for anyone covered by this Code, their family members or any other person to whom the individual may have communicated the information, to trade securities while in possession of material, nonpublic information that has not yet been disclosed to the public. If you are uncertain about what may constitute insider trading, you can find additional information in Company policy, Insider Trading. If, after reviewing that policy, you are still uncertain as to whether trading in securities is permitted, you should consult with the Company's Law Department before engaging in any such activity.

Fair Employment. Essendant believes in providing all associates with a safe work environment and is committed to being an equal opportunity employer. All policies and practices are administered without regard to race, color, national origin, ancestry, gender, religion, physical and/or mental disability, age, marital status, sexual orientation, military status or any other basis protected under federal, state, provincial or local law. It is the Company's policy for all associates to be treated with respect, free from illegal discrimination or harassment. Company policy, Non- Harassment and Anti-Retaliation, provides additional information and also prohibits retaliation against any associate who makes a good faith harassment complaint or participates in a harassment complaint investigation. Essendant expects its officers and associates to hold themselves accountable to the highest business conduct standards, with mutual respect being the basis of all business relationships.

Competition Laws. It is the Company's policy to compete fairly and legitimately. Every Company associate is responsible for complying with applicable laws designed to preserve the competitive market system. Often referred to as competition or antitrust laws, these laws govern a wide range of business activities, including setting prices, purchasing, selling and marketing goods and services. Toward that end, associates will refrain from taking any actions that might violate, or could create the appearance of a possible violation of, the competition laws—such as price fixing, allocating customers or territories, bid rigging or boycotts. In contacts with competitors (including any of our suppliers with whom we may compete for business), associates also are generally prohibited from discussing sensitive information, such as pricing policies, contract terms, costs, inventories, marketing and product plans, market surveys and other proprietary and confidential information. While certain discussions may be permissible, others may be illegal, and no such discussions or collaboration should take place without the prior approval of appropriate Company compliance personnel or the Company's Law Department. Associates are required to report promptly to the Law Department any instance in which a third party has raised any of these topics or otherwise suggested collaboration with respect to these matters.

Payments to Government Personnel. Practices that may be acceptable in the business environment, such as providing meals, entertainment or other things of reasonable value, may violate applicable laws when we are dealing with governmental officials or employees. It is a violation of this Code for an associate, officer or director to offer or give anything of value to governmental authorities if it could be interpreted as an attempt to obtain an improper advantage in selling goods and services, conducting financial transactions or otherwise representing the Company's interests. The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to foreign government officials or foreign political candidates in order to obtain or retain business. In addition, there are a number of laws and regulations restricting business gratuities that may be given to, or accepted by, U.S. government personnel.

Environmental, Health and Safety. The Company strives to protect the environment and the health and safety of its associates. The Company will ensure such protection through full compliance with all applicable environmental laws and regulations. It is important to provide each associate with a safe and healthful work environment. Each associate has responsibility for maintaining a safe and healthy workplace for all associates by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Import and Export Laws. Customs import and export laws and regulations apply to intracompany as well as third party transactions. These laws require the Company to determine the correct classification, value and country of origin for its imports and exports. As an importer, the Company must be able to demonstrate by a documented, auditable trail, that the Company exercised reasonable care in ensuring that its imports comply with all applicable laws, including those of the Consumer Product Safety Commission. As an exporter, the Company must be able to demonstrate that it classified its products correctly for export, and that it obtained export licenses when necessary, did not deal with denied parties or countries subject to economic sanctions, and that it otherwise complied with U.S. export controls.

Document Retention and Destruction. All associates must fully comply with proper document and information retention and disposal. It may be a criminal offense to destroy or alter documents that are subject to a subpoena or other legal process. When a legal proceeding is reasonably likely, federal and state laws require us to preserve documents relevant to the issues in that proceeding, even before they have been formally requested. You can find additional information in Company policy, Business Record Retention & Disposal.

Other Laws. This Code does not summarize all laws, rules and regulations applicable to the Company, its business operations and its associates, officers and directors. Please consult the Company's other policies and procedures for additional information about compliance with specific laws, rules and regulations. If you have any questions about particular legal requirements or their applicability to your work or Company responsibilities, you should contact the Company's Law Department.

Protect and Make Proper Use of Company Assets and Information

General Guidelines. All Company associates, officers and directors are expected to protect the Company's assets, tangible and intangible, and ensure their proper and efficient use. For these purposes, Company assets include items such as facilities, equipment, inventory, vehicles, funds, computer systems and equipment, computer software and data, business records, intellectual property (such as our trademarks) and proprietary or sensitive information and materials. Each of us has a duty to protect the Company's assets from theft, loss, damage, sabotage and waste, as all of those have a direct, negative impact on the Company's profitability. In addition, Company assets should be used only for legitimate business purposes, except for such incidental personal use as may be permitted by this Code and other Company policies. Company policy, Technology and Electronic Communication, deals more specifically with the use of Company supplied computers, telephones, voicemail, and other communication devices.

Intellectual Property. Each of us is responsible for safeguarding the Company's intangible assets, such as its confidential/proprietary information and other so-called "intellectual property." These valuable assets include, for example, non-public financial, business and operating information, budgets, sales or earnings forecasts, business and strategic plans, pricing information and contract terms, information about customers, suppliers or prospects, marketing plans, new product or service information, trademarks, copyrights, trade secrets and other proprietary business information and methods. The Company's intellectual property assets are not only limited to those in written form, but also include information maintained or conveyed in electronic form, as well as information that may be held in the mind and memory of Company associates.

Preserving Confidentiality.  Associates, officers and directors are expected to maintain the confidentiality of information not generally known to the public, but entrusted or made available to them by the Company, or as a result of their activities on behalf of the Company.  Such information may not be used for personal benefit or to benefit other persons or entities outside the Company and may not be disclosed to other persons or entities outside the Company, except when disclosure is appropriate to advance the Company’s business interests, is required by laws or regulations, or is authorized by an appropriate officer or the Board of Directors of the Company.  Confidential information includes all non-public information that, if disclosed, might be of use to or benefit to other persons or entities outside the Company, or harmful to the Company, its customers, suppliers or other business partners or its associates, including but not limited to non-public information concerning:

•	The Company’s financial condition, prospects or plans, its marketing and sales programs, information relating to acquisitions, divestitures and actions relating to the Company’s stock;
•	Possible transactions with other companies or information about the Company’s suppliers and customers that the Company is under an obligation to maintain as confidential; and
•	The proceedings and deliberations of the Company’s Board of Directors and the Board Committees, and the discussions and decisions between and among associates, officers and Directors.

Safeguard the Integrity and Accuracy of Company Books and Records

The Company is legally required to maintain accurate and reliable business records. Accurate and reliable, fact-based information is also critical to our decision making process and to the proper discharge of our financial, legal and reporting obligations. Consequently, our books, records, accounts and financial statements will be maintained in appropriate and reasonable detail, will appropriately reflect our transactions and arrangements, and will conform both to applicable legal and accounting requirements and to our system of internal controls. The Company will not tolerate any false, artificial or misleading entries, or any unrecorded or "off-the-books" funds, transactions, assets or liabilities.

Contribute to Complete, Accurate and Timely Company Disclosures

Providing Complete, Accurate and Timely Information. Essendant is publicly owned and its shares are listed for trading on one or more exchanges. As a result, the Company is obligated to make various disclosures to the public. Essendant is committed to full compliance with all requirements applicable to its public disclosures and filings with the Securities and Exchange Commission. We have implemented disclosure controls and procedures designed to ensure that our public disclosures are timely, compliant and otherwise full, fair, accurate and understandable. All associates responsible for the preparation of the Company's public disclosures, and all associates who provide or confirm any information as a part of that process, have a responsibility to assure that such information and disclosures are complete, fair, accurate, timely and understandable, and in compliance with the Company's disclosure controls and procedures.

Reporting Accounting or Financial Reporting Concerns. The Company's policy is to comply with all applicable financial reporting and accounting regulations. If any officer or other associate of the Company has any concerns regarding the Company's accounting or auditing practices, he or she is encouraged to report those concerns immediately to the

Company's Chief Financial Officer, Chief Executive Officer or General Counsel. Any such concerns may be communicated (anonymously, confidentially or otherwise) through the Company's Hotline at 1877-767-6021 or www.essendanthotline.ethicspoint.com, or they may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee, at the Company's principal address shown at the end of this Code.

Responding to External Information Requests. Company representatives from time to time may receive inquiries from analysts, other securities market professionals, institutional and individual investors and the media. It is imperative that the Company knows about all such inquiries, so that it can respond properly and in compliance with applicable laws. Even if you believe that you can respond to the questions, please note that in accordance with our other Company policies, all such inquiries should be referred to the Company's Investor Relations Department, Chief Financial Officer or President and Chief Executive Officer.

Disclose and Resolve Potential Conflicts of Interest

General. Each of us is expected to make business decisions based on the best interests of the Company as a whole, and not based on personal interests, relationships or benefits. When we act with integrity and loyalty to the Company, we earn trust and build long-term business relationships. When we act, or appear to be acting, in our own self-interest, we lose trust and damage the Company's and our own individual reputation. Ultimately, each of us is responsible for behaving in accordance with the highest standards of integrity, honesty and fair dealing to avoid inappropriate conflicts of interest or the appearance of such conflicts.

The Company expects its associates, officers and directors to use sound business judgment to avoid actual or apparent conflicts of interest between their obligations to the Company and their personal affairs that could negatively affect the Company or its business. A conflict of interest generally occurs when an individual's personal or private interest in a situation or transaction interferes or appears to interfere with the interests of the Company as a whole or otherwise impairs that individual's objective judgment as to what is best for the Company. Conflicts may arise directly or indirectly through the involvement of a family member or personal friend.

The Company also expects its associates to disclose promptly and fully situations that may involve conflicts of interest. If you become aware of any significant transaction or relationship that could reasonably be expected to give rise to such a conflict of interest, whether involving you personally or others at the Company, you should provide relevant details and discuss the matter with your immediate supervisor or any of the other resources listed at the end of this Code, or you may contact the Company's Hotline at 1-877-767-6021 or www.essendanthotline.ethicspoint.com. The Company can then work with you to resolve the situation in an appropriate manner and take steps to avoid any inappropriate or improper conflicts of interest. All exempt associates will also be asked to provide annual confirmation that they have disclosed certain matters that could lead to inappropriate or improper conflicts of interest.1

There are many different ways in which conflicts of interest may arise. For example, personal financial interests, obligations to another company or governmental entity or the desire to help a relative or friend are factors that may divide our loyalties. To clarify what we mean, we have provided the following guidance regarding some common conflicts of interest:

Outside Employment or Other Business or Financial Relationships. Company associates and officers may not work for or receive compensation for services from any competitors, customers or suppliers of or to the Company, except with the prior written approval of the Company's Corporate Compliance Committee or General Counsel. In addition, they may not serve as a Board member for, or maintain any ownership or other significant financial interests in, any of our competitors,

I

Additional requirements apply to the Company's most senior managers. For example, any conflict of interest waivers for the Company's executive officers require approval by our Board of Directors or an appropriate Board Committee. Members of the Company's Board of Directors must disclose and refrain from participating in any decision regarding any transactions in which they have a personal interest.

customers or suppliers without the prior written approval of the Company's Corporate Compliance Committee or General Counsel. If you are uncertain as to whether any business relationship may require prior review and approval, you should disclose and discuss the matter as provided above.

Public Service. Essendant encourages its associates, officers and directors to become involved in political activities and civic affairs, including charitable or educational activities. You should recognize, however, that any such involvement and participation must be on an individual basis, on your own time and at your own expense. Further, when you speak on public issues, your statements and comments should not be attributed to the Company without the prior approval of the Company's principal Investor Relations officer.

Personal Use of Company Assets. Unless you have fully disclosed the situation to and received the approval of your immediate supervisor or an officer supervising your business unit or function, you may not perform non- Company work for your personal benefit or solicit that work on the Company's premises or while working on the Company's time, including any paid leave you have been granted by the Company. Also, absent such approval, you may not use Company assets for any such outside work or any personal benefit, except for such incidental personal use as may be permitted by Company policies.

Loans. Company loans to, and guarantees of obligations of, associates, where such loans or obligations have been incurred for personal reasons, also may create conflicts of interest. The Company will not make loans to or for its executive officers or directors.

Family Members and Close Personal Friendships. Situations may arise where our relationships with family members and friends could create actual or apparent conflicts between Company and personal interests. Generally, as an associate, you are prohibited from being in the position of supervising, reviewing or having any influence on the job evaluation or salary of any close relatives or any person with whom you have a romantic relationship, without regard to gender and/or sexual orientation. If you have family members or friends who work for competitors or current or prospective customers or suppliers, you should disclose this fact to an officer supervising your business unit or function, and discuss appropriate steps to minimize any potential actual or apparent conflict of interest. You can find additional information in Company policy, Hiring Relatives and Personal Relationships in the Workplace.

Corporate Opportunities. Associates, officers and directors may not use or take for their own benefit or improper personal gain any opportunities that are discovered using Company property or information, or by virtue of their position with the Company, without obtaining prior approval from the Company's Chief Financial Officer, Chief Executive Officer or General Counsel or, in appropriate circumstances, its Board of Directors. This includes accepting the opportunity to buy "directed shares" (also called "friends and family shares") from a company or underwriter with whom the Company now does business, or is likely to do so in the future.

Engage in Fair Dealing and Fair Business Practices

We seek to outperform our competition fairly and honestly through superior performance, never through unethical or illegal business practices. Each associate, officer and director will endeavor to respect the rights of, and deal fairly with, our associates, customers, suppliers and competitors. No associate, officer or director will take unfair advantage of anyone on the Company's behalf through manipulation, concealment, misuse of confidential, proprietary or privileged information, misrepresentation of material facts or any other unfair dealing practices. Stealing proprietary information, possessing trade secret information that is obtained without the owner's consent or improperly inducing such disclosures by others are examples of conduct we will not tolerate or condone.

Act with Business Integrity, and Stay Clear of Improper Business Courtesies

The purpose of business entertainment and gifts in a commercial setting is to promote sound business relationships and goodwill, not to create an unfair advantage or improper influence. While the Company encourages proper business courtesies, no gift or entertainment should be offered, given, provided or accepted by any of our associates, their family members or our agents if (1) it reasonably might affect the exercise of their sound business judgment in the best interests of the Company, or (2) it is accompanied by an express or implied understanding that the recipient is obligated to provide favorable or preferential treatment to the provider in exchange for the gift.

Accepting Business Courtesies. Although each situation is unique, in general gifts, gratuities, "perks," services, favors and entertainment may be accepted only if they:

•	are consistent with customary business practices, and appropriate to the circumstances and your role;

•are not excessive in value, and cannot be construed as a bribe or payoff;

•are not given on a regular or frequent basis;

•are in a form other than cash or a cash equivalent; and

•are not offered or accepted in violation of applicable laws or Company policies.

Gifts which meet the foregoing guidelines and are valued at under $100 US may generally be accepted, especially if they are of a promotional or commercial value (i.e. they contain a logo or other commercial indicator) or are provided as part of special occasions (i.e. gift items at holidays or other special occasions). To the extent feasible, such items should be shared with other associates in the department to which it was provided or other Company associates. Acceptance of any gift that is valued at over $100 US must be approved by a director-level or above Company employee.

Generally, it is acceptable and appropriate to participate in and accept business meals (those in which you are representing the Company in a meeting for a legitimate business purpose), unless unreasonable in value or frequency. It is permissible to accept invitations for social, sporting or other entertainment events, provided that the events are reasonable in value and frequency and that the business sponsor is in attendance.

  To avoid even the appearance of impropriety, especially careful attention to these standards should apply where substantial, current or prospective suppliers to the Company are offering business courtesies. In general, if you believe that public disclosure of the business courtesy would cause embarrassment to you or the Company or if you have any questions regarding the reasonableness of any courtesy, then you should seek guidance from the Company before proceeding.

If you are uncertain as to the appropriateness of any gifts or entertainment offered to you, you should fully disclose the matter with and seek exceptions to these guidelines by an Officer of the Human Resources Department, who will in turn, inform the Corporate Compliance Committee.

Providing Business Courtesies. Gifts, gratuities, "perks," services, favors and entertainment may be provided to representatives of our customers, suppliers and others with whom the Company has business relationships only if they meet the same standards as outlined in the first paragraph of the preceding subsection, "Accepting Business Courtesies," and if they are consistent with the laws, regulations and policies of the receiving party. Such business courtesies should be reported and approved through the Company's normal expense reporting procedures.

Proposals or commitments for payments to secure business or induce growth in business with the Company are not considered business courtesies; they must either be made pursuant to a regular, previously authorized Company program or specifically approved in accordance with the Company's corporate approval requirements. All such payments must be reasonable, competitively justified, properly documented, accurately recorded and made, in compliance with applicable laws to the business entity that is the source of the business, not to its individual officers, associates or agents, without express prior Company approval.

Corporate Compliance Committee

Compliance with applicable laws is a critical element of our Code of Business Conduct. To consolidate and focus the Company's commitment to comply with all applicable laws, the Corporate Compliance Committee, composed of senior managers from representative business functions, has been established. This Committee oversees compliance matters and works to ensure that the Company has the necessary policies and systems in place to train its associates, audit compliance and correct any deficiencies in compliance programs. Any questions concerning the Committee or compliance in general should be referred to any member of the Committee. The names of the current Committee members can be found on the Company's website and the Quick Reference Contact Guide.

Be Responsible for Reporting Illegal or Unethical Behavior

Essendant is committed to providing a workplace conducive to open discussion of our business practices, including potentially problematic behavior. Toward that end, all of us should be alert and sensitive to conduct and situations that that could violate applicable laws or the standards of conduct and ethics set forth in this Code of Business Conduct.

If you believe that your own conduct, or that of another, may have violated any such laws or any of the standards set forth in this Code, you are encouraged to take the following actions:

- To the extent that you feel comfortable doing so, you should discuss the matter with your supervisor, who will then be responsible for taking appropriate steps to address any related questions or concerns. This may include referring the matter to the Company's General Counsel or other appropriate Company management personnel. All of our supervisory and management personnel are expected to make themselves available to anyone with ethical questions, concerns or complaints. These individuals often may be able to facilitate the resolution of problems within the respective business unit or function.

- If, however, you prefer not to discuss any matter with your own supervisor, you may instead contact any of the other resources listed at the end of this Code under the heading, "Additional Resources—How to Obtain Further Information or Guidance."

-If you wish, you may discuss any issues or concerns directly with Essendant's Corporate Compliance Committee Chair or its General Counsel. These individuals have oversight responsibility for receiving, collecting, reviewing, processing and resolving concerns and reports by associates and others regarding the matters described in this Code. They may refer complaints to others as they determine to be appropriate, or as required under the directives of the Company's Board of Directors.

-Finally, if you are uncomfortable discussing any matter with any of the above resources, you may contact the Company's anonymous Hotline at 1-877-767-6021 or www.essendanthotline.ethicspoint.com for confidential inquiries or reports involving this Code of Business Conduct or any of the Company's other policies. You may utilize this anonymous process either if you wish to raise a new question or concern or if you feel that a question or concern previously submitted has not been appropriately handled.

Regardless of the manner in which they are submitted, all questions and concerns will be taken seriously and handled promptly and professionally. Our objective is to be equitable and fair in the treatment of all of our associates, officers and directors and to encourage honest and ethical conduct and business integrity by Company associates, officers and directors in all situations.

Government Investigations

If a manager, supervisor, or other member of management is contacted by a representative of a governmental agency seeking an interview or facility inspection or makes a non-routine request for Company documents or information, they should promptly contact the Company's Law Department so that appropriate arrangements can be made. Similarly, if a manager, supervisor, or other member of management believes that a governmental investigation or inquiry involving the Company has been initiated or is under consideration, appropriate details should be communicated promptly, on a priority basis, to the Company's Law Department. Appropriate handling of governmental investigations is important for the Company, since many of the laws regulating the conduct of our business contain civil and criminal penalties for violations. It is Company policy to co-operate with government investigations and nothing in this Code of Conduct is intended to prohibit an associate from communicating with a government enforcement agency or co-operating in a government investigation.

Associates also should remember that the retention and destruction of Company records is governed by other more detailed Company policies and procedures. Those policies strictly prohibit the destruction or alteration of documents that might be relevant to any pending or threatened government investigation or legal proceeding.

Part III. Administration of the Code

Enforcement of the Code

The principles set forth in this Code of Business Conduct will be enforced at all levels, fairly and without prejudice. Enforcement is supervised by the Corporate Compliance Committee. Those who violate these rules will be subject to disciplinary action, up to and including termination of employment for cause in the case of Company officers and other associates, in accordance with the Company's Corrective Action Human Resources Policy. In any case involving theft, following termination of employment, the Company will, as appropriate, seek restitution from the individual(s) and pursue prosecution with the appropriate authorities.

No Retaliation

The Company intends for this Code and its administration of it to comply with all applicable laws that protect associates against unlawful discrimination, harassment or retaliation as a result of lawfully reporting information regarding, or their participating in, investigations involving corporate fraud or other violations of federal or state law, or any of our policies. Retaliation may include, but is not limited to vengeful actions, unkind statements, the "silent treatment," exclusion from opportunity, and other related inappropriate behaviors. Anyone who the Company concludes has retaliated against an associate who makes a good faith report of discrimination, harassment or a violation of this Code will also subject to disciplinary actions. The Company will not allow retaliation of any kind by or on behalf of the Company and its associates, officers or directors against any individual for raising any good faith concern, question or report of violations of this Code, violations of Company policies, or other illegal or unethical conduct. The Company's separate policy, Non-Harassment and Anti- Retaliation, provides additional information.

Code Interpretation and Waivers

Review and Interpretation. The Corporate Compliance Committee will review this Code periodically, as appropriate, to ensure that it continues to provide guiding principles designed to promote the conduct of the Company's business by its associates, officers and directors in an honest, ethical and appropriate manner. The Corporate Compliance Committee is responsible for interpreting and construing the terms of this Code, subject to appropriate input from others (including, in appropriate circumstances, the Company's Board of Directors). From time to time, some of these duties will be delegated by the Committee to the General Counsel or others. The General Counsel or other designated individuals within the Company's Law Department will make such determinations under this Code as they deem appropriate under the circumstances (including determinations with respect to whether violations or waivers of the Code have occurred). The General Counsel also is responsible for overseeing the maintenance of appropriate documentation with respect to matters arising under this Code.

Waivers. While some of these guidelines must be strictly adhered to and no exceptions can be allowed, in other cases, exceptions may be possible. For example, a minor conflict of interest situation can sometimes be resolved by disclosure of the possible conflict to all interested parties. Any associate who believes that an exception to any of these policies is appropriate should first contact their immediate supervisor. If the immediate supervisor agrees that an exception is appropriate, he or she will take appropriate steps to obtain any necessary approvals. Waivers involving the Company's executive officers or directors may only be made by the Corporate Compliance Committee, subject to approval by the Company's Board of Directors or a Board Committee who are "independent" under applicable legal and stock exchange standards. All waivers granted to executive officers and directors will be the subjects of public disclosure by the Company. Waivers will be disclosed in accordance with securities laws.

Additional Resources—How to Obtain Further Information or Guidance

If you need assistance concerning any aspect of this Code or advice as to its application in a particular situation, you should discuss the matter with any of the following resources:

•	your immediate supervisor, or an officer supervising your business unit or function;
•	your respective local or regional Human Resources representative;
•	your local or regional business leaders, who function as Local or Regional Compliance Coordinators;
•	any member of the Corporate Compliance Committee; or
•	the Company's General Counsel or another member of the Company's Law Department.

You also may ask questions, seek guidance or report concerns, either identifying yourself or on an anonymous basis, by contacting our Hotline at 1-877-767-6021 or www.essendanthotline.ethicspoint.com.

Please consult the Quick Reference Contact Guide and other information accompanying this Code for further information about how to use the Company's Hotline, or contact any of the above resources for further information or guidance.

You also may communicate any inquiries or concerns in writing to the Company's Corporate Compliance Committee at the following address:

Corporate Compliance Committee

Essendant Inc.

One Parkway North Boulevard

Deerfield, Illinois 60015

Certification

I have read and fully understand the Company's Code of Business Conduct, and certify that I have not, and am not, engaged in any activities that conflict with the Code. I further understand that I am responsible for full and continuous compliance with the Code in my activities on behalf of the Company. In addition, I understand that it is my responsibility to bring to the attention of the Company's Regional or Corporate Compliance Committees or Law Department any activity of which I become aware that appears to be in violation of these guidelines.

Signature

Printed Name

Title/Facility/Location

Date